ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 14, 2020	Angela C. Jaimes (617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Yoon Y. Choo

Re:

Allianz Funds (Registration Nos. 33-36528 and 811-06161) and Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A

Dear Ms. Choo:

I am writing on behalf of the Allianz Funds and Allianz Funds Multi-Strategy Trust (together, the “Trusts”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Trusts’ combined preliminary proxy statement which was filed on Schedule 14A with the Commission on September 2, 2020 (the “Preliminary Proxy Statement”). Oral comments regarding the Preliminary Proxy Statement were delivered by the Staff via telephone on September 10, 2020. Summaries of your comments and the Trusts’ responses are set forth below. Capitalized terms not defined herein have the same meaning given them in the Preliminary Proxy Statement. To the extent responses in this letter use the past tense to refer to changes that have been made, those responses have been reflected, to the extent applicable, in the current version of a definitive proxy statement (the “Definitive Proxy Statement”), which will be filed on or around September 14, 2020.

Letter to Shareholders; Notice of Special Meeting of Shareholders

1.

Comment: In the penultimate sentence of the third paragraph of the letter to shareholders, regarding Virtus’ oversight responsibilities in respect of AllianzGI U.S., please consider adding a reference in the same regard to the Virtus Equity Sub-Adviser.

Response: The Trusts have revised the letter to shareholders in such a way that the above-referenced disclosure no longer appears, which the Trusts believe resolves the ambiguity identified in the Staff’s comment.

2.

Comment: In the fourth paragraph of the letter to shareholders, regarding the expense limitation arrangements of certain Continuing Funds effective after the Closing, please revise the disclosure to state how long such expense limitation arrangements will remain in place after the Closing and that expenses could increase thereafter.

Response: Further to the Trusts’ prior response, the letter to shareholders has been revised in such a way that the above-referenced disclosure no longer appears in the letter to shareholders. The Trusts supplementally note that similar disclosures elsewhere in the Definitive Proxy Statement have been revised in response to this comment. For example, the disclosure below, in the “Introduction” section, has been revised in response to this comment as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Investment management/advisory fees for the Continuing Funds will be maintained at current levels~~, net total expenses will be capped at current levels, and~~ and the Continuing Funds will have expense limitation arrangements in place that will contractually limit each Continuing Fund’s total operating expenses for all classes of shares so that, on a net basis, such expenses will be equal to or lower than current total expenses for at least two years following the Closing. Net total operating expenses could increase after the second anniversary of the Closing unless expense limitation agreements are further continued. In addition, no changes to the ~~investment~~portfolio management teams, investment strategies or investment processes will occur as a result of the Transition.

In addition, the Trusts respectfully note that disclosures in Section II—Approval of the Proposed Investment Advisory Agreements direct shareholders to Appendix C, which sets forth the total annual expenses incurred by each Continuing Fund, including relevant information about the nature, scope and terms of any expense limitation arrangements (made, in part, in response to this Comment and Comment 49).

3.

Comment: Please provide clear directions in both the letter to shareholders and the Definitive Proxy Statement generally regarding logistical details of the Meeting, including how shareholders can remotely access, participate and vote at the Meeting. Please refer to recent SEC guidance on virtual meetings, titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns”.

Response: In response to this comment, the letter to shareholders has been revised to include a website link through which they can obtain information on how to remotely access, participate and vote at the Meeting. In addition, the following disclosure has been added to Section VII—Voting Information, under the subsection titled “—Methods of Voting”, regarding virtual attendance at the Meeting (new language denoted by underline):

By Virtual Attendance at the Meeting: Shareholders of record on September 10, 2020 may participate in the Meeting virtually by first visiting the following website and following the registration and participation instructions contained therein: https://www.viewproxy.com/allianzfunds/broadridgevsm/. To attend and vote at the Meeting, Shareholders will be directed to vote at www.proxyvote.com. Please have the control number located on your proxy card or voting information form available.

[…]

The Trusts supplementally note that previously bracketed and outstanding portions of the Definitive Proxy Statement regarding voting instructions and other Meeting-related information have been revised to provide applicable website links and/or other useful logistical information that is similar in substance to the above-referenced new disclosure. The Trusts believe that the revised constellation of Meeting-related disclosures are adequate and helpful to shareholders.

4.

Comment: Please consider, so that all shareholders are notified of their voting rights, including in the Notice of Special Meeting of Shareholders and the Definitive Proxy Statement a list of the specific Funds that will be asked to vote on Proposal 1. The Staff notes that the Notice of Special Meeting of Shareholders provides such a list with respect to Proposals 2 through 4 and asks that the same be done for Proposal 1.

Response: In response to this comment, the first sentence of the second paragraph of the Notice of Special Meeting of Shareholders has been updated to add, next to the names of the Trusts, footnote references that provide a full listing of the Funds being asked to vote on Proposal 1.

5.	Comment: In the first sentence of the second paragraph of the Notice of Special Meeting of Shareholders, please change the phrase “required to vote” to “asked to vote”.

Response: The requested change has been made.

6.

Comment: The Staff notes that lists of MST Continuing Funds are provided in the Notice of Special Meeting to Shareholders. Please confirm that the MST Continuing Funds included in the related list in the first full paragraph of the Definitive Proxy Statement contains the same MST Continuing Funds as the lists in the Notice of Special Meeting to Shareholders.

Response: The Trusts confirm that the distinct lists referenced above each contain all MST Continuing Funds and are identical.

7.

Comment: The Staff notes that disclosure in the Notice of Special Meeting of Shareholders related to contingencies pertaining to Proposals 1 through 4 includes the following language: “… are each contingent on sufficient Shareholder support for AllianzGI U.S. and Virtus to proceed with the Closing of the Transition.” Please clearly explain what “sufficient shareholder support” means. Please also explain what it means that Proposals 2 and 3 are contingent on each other.

Response: In response to the first part of the Staff’s comment, the above-reference disclosure has been revised as follows to clarify that Proposals 1 through 4 will not move forward if Virtus and AllianzGI U.S. do not proceed with the Closing of the Transition (new language denoted by underline and deleted language by ~~strikethrough~~):

Even if Shareholders approve the Proposals for a particular Fund, Proposals 1 through 4 ~~are each contingent on sufficient Shareholder support for~~will not move forward if Virtus and AllianzGI U.S. ~~and Virtus to~~do not proceed with the Closing of the Transition. This is because the proposed Transition relates to a new constellation of management and distribution arrangements. ~~No changes to the Trustees of the Trusts would be made if the Closing does not occur. With respect to each individual Fund, the Proposals for the approval of contracts (items #2 and #3 in the summary list above) are contingent on one another. Additionally, no approved contracts will be executed to terminate the current management/advisory arrangements until sufficient approvals are received to prompt the Closing of the Transition. Furthermore, if the Shareholders of some Funds do not approve these Proposals~~.

[…]

In response to the second part of the Staff’s comment, contingency disclosure pertaining to Proposals 2 and 3 has also been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

[…]

With respect to each individual Continuing Fund, Proposals for the approval of new investment advisory and subadvisory agreements (Proposals 2 and 3) are contingent on one another. Approval of the new investment advisory agreement is dependent on approval of the new subadvisory agreement and vice versa; neither Proposal will proceed without approval of the other. Lastly, there may be circumstances where a Fund does not reach a quorum or a sufficient number of votes to approve a Proposal, but AllianzGI U.S. and Virtus nevertheless proceed to Closing~~, AllianzGI U.S. will continue to be contractually obligated to act as investment adviser and provide services under the existing arrangements and the Trustees will~~. In the absence of Shareholder approval of the new investment advisory and subadvisory agreements for one or more Continuing Funds, there would be no automatic change to existing contractual arrangements; however, the Trustees (either acting of their own accord or responding to action taken or a proposal by AllianzGI U.S. and/or Virtus) may take such further action as they may deem to be in the best interests of the Shareholders of the relevant Funds ~~for which the votes failed~~, with one possible outcome being the liquidation and termination of those Funds.

[…]

With respect to both parts of the Staff’s comment, the Trusts supplementally confirm that substantially similar contingencies disclosures that appear elsewhere in the filing have been similarly revised, as applicable, in the Definitive Proxy Statement.

8.	Comment: Please confirm that the Trusts will make definitive proxy materials available on the Internet and revise disclosure as appropriate to reflect this.

Response: The Trusts confirm that they will make the Definitive Proxy Statement available on the Internet. In response to the Staff’s comment, the following disclosure has been revised as follows: (new language denoted by underline).

You may obtain copies of these reports without charge by calling 1-800-498-5413 (for Institutional Class, Class R6, Class P and Administrative Class Shares) or 1-800-988-8380 (for Class A, Class C and Class R Shares), by writing to the Trust at the address appearing above or on the Funds’ website at us.allianzgi.com.

You may obtain copies of the Proxy Statement without charge by calling Broadridge Financial Solutions, Inc. at 833-934-2736. The Proxy Statement will be available on the Funds’ website at us.allianzgi.com.

Proxy Statement

9.

Comment: Please include a table of contents at the beginning of the Definitive Proxy Statement. In addition, please consider adding a question and answer section at the beginning of the Definitive Proxy Statement that summarizes the Transition and related proposals.

Response: With respect to the Staff’s first request, the Trusts confirm that a table of contents will be included in the Definitive Proxy Statement. With respect to the Staff’s second request, the Trusts respectfully submit that the presentation of information contained in the Preliminary Proxy Statement, and in the upcoming Definitive Proxy Statement, complies with the requirements of Schedule 14A and of Rule 14a-4 under the Securities and Exchange Act of 1934, as amended. Neither Schedule 14A nor Rule 14a-4 necessitates that required disclosures or other information be presented in a question and answer format. The Trusts respectfully note that Rule 14a-4(a) merely provides that the “information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter, and the various groups of statements shall be preceded by the appropriate headings. The order of items and sub-items in the schedule need not be followed. Where practicable and appropriate, the information shall be presented in tabular form.”

The Trusts respectfully believe that information in the Preliminary Proxy Statement is organized using a convention that is helpful to shareholders and schedule- and rule-compliant. For example, information is first divided by subject matter or proposal (e.g., “Section III—Approval of the Proposed Subadvisory Agreements”), and then further divided into smaller or discrete subsets of information (e.g., “Section III.A—Approval of the Proposed Subadvisory Agreements with AllianzGI U.S.”). Each subject matter or sub-set of information is also preceded by an appropriate heading. In addition, as noted above, the Definitive Proxy Statement will contain a table of contents that will assist shareholders in their navigation through the document. In consideration of the foregoing, the Trusts respectfully decline to make the requested change.

10.

Comment: In the second paragraph of the “Introduction” section, regarding the expense limitation arrangements of certain Continuing Funds after the Closing, please revise disclosure to state how long such expense limitation arrangements will remain in place after the Closing and that expenses could increase thereafter.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Investment management/advisory fees for the Continuing Funds will be maintained at current levels~~, net total expenses will be capped at current levels, and~~ and the Continuing Funds will have expense limitation arrangements in place that will contractually limit each Continuing Fund’s total operating expenses for all classes of shares so that, on a net basis, such expenses will be equal to or lower than current total expenses for at least two years following the Closing. Net total operating expenses could increase after the second anniversary of the Closing unless expense limitation agreements are further continued.

In addition, the Trusts respectfully note that disclosures in Section II—Approval of the Proposed Investment Advisory Agreements direct shareholders to Appendix C, which sets forth the total annual expenses incurred and to be incurred by each Continuing Fund, including relevant information about the nature, scope and terms of any expense limitation arrangements.

11.

Comment: In the second sentence of the third paragraph of the “Introduction” section, current disclosure states that it is anticipated that the Transition will be completed prior to December 31, 2020. Please revise the foregoing disclosure to indicate that if sufficient shareholder votes are received with respect to Proposals 1 through 4, it is expected that the transition will be completed prior to December 31, 2020.

Response: In response to Comment 7, contingencies disclosures (including those in the above-reference disclosure) have been revised to resolve any ambiguities and streamlined for the benefit of shareholders.

Proxy Statement—Section I

12.	Comment: In the second paragraph of Section I, please define “Virtus-Advised Funds” at the first instance.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

The current Boards of the Trusts considered the benefits to the Funds of the Boards of Trustees being comprised of both incumbent Trustees and nominees that currently serve on the boards of trustees for certain open-end and closed-end funds for which Virtus and/or its affiliates provide investment advisory services (each a “Virtus-Advised Fund and collectively, the “Virtus-Advised Funds ~~(as defined below~~”).

13.

Comment: The Staff requests that the Trusts review the definition of “fund complex” under Item 22(a)(1) and Instruction 6 to Item 22(b)(1) of Schedule 14A and revise the table immediately following the subsection titled “Information about Nominees” accordingly. Specifically, please revise the information under column five of the table to reflect the number of funds to be overseen by the Nominees, as opposed to the number of funds currently overseen in the fund complex. In addition, please revise column six as appropriate in conjunction with the updates made to column five.

Response: In response to this comment, the above-referenced table and related disclosures have been revised.

14.

Comment: In the table immediately following the subsection titled “Information about Nominees”, please include the disclosure called for by Instruction 4 of Item 22(b)(1) of Schedule 14A, namely explaining why George R. Aylward would be an “interested person” (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)).

Response: In response to this comment, disclosure will be revised as follows (new language denoted by underline):

George R. Aylward(3)

1964

[…]

(3) Mr. Aylward would be an “interested person” of the Trusts on account of the positions he currently holds at Virtus and affiliates of Virtus.

15.

Comment: As required by Item 407(b) of Regulation S-K, in the second paragraph of the subsection titled “Current Board Leadership Structure”, please state the total number of regular and special meetings held by each of the Boards of the Trusts during the most recent fiscal year.

Response: In response to this comment, disclosure will be revised as follows (new language denoted by underline):

The Boards of the Trusts meet regularly four times each year to discuss and consider matters concerning the Trusts and the applicable Funds, and also hold special meetings to address matters arising between regular meetings. The Board of Allianz Funds met five times during the most recent fiscal year. The Board of MST met seven times during the most recent fiscal year.

16.

Comment: The Staff notes that securities ownership information of the Trustees and Nominees is provided in a table under the subsection titled “Securities Ownership”. Per Item 22(b)(5) of Schedule 14A, please specify by footnote or otherwise the valuation date used to generate the information represented in that table.

Response: In response to this comment, the following disclosure will be included in the Definitive Proxy Statement (new language denoted by underline and deleted language by ~~strikethrough~~):

For each Trustee and Nominee, the following table discloses the dollar range of equity securities beneficially owned by the Trustee or Nominee in each Fund overseen or to be overseen and, on an aggregate basis, in any registered investment companies overseen or to be overseen by the Trustee or Nominee within the Trusts’ family of investment companies, ~~as of [~~based on the market value of such equity securities as of August 31~~]~~, 2020.

17.

Comment: In the table under the subsection titled “Securities Ownership”, please change the title of the right-most column from “…Trustee or Nominee in Fund Complex” to “…Trustee or Nominee in Family of Investment Companies” per Item 22(b)(2)(5)(ii) of Schedule 14A (emphasis added). The Staff supplementally notes that per Item 22(b)(4) of Schedule 14A, no information need be given about any director/trustee whose term of office as a director/trustee will not continue after the meeting to which the proxy statement relates.

Response: In response to this comment, the title of the above-referenced column has been renamed. In addition, in response to the Staff’s supplemental note with respect to Item 22(b)(4) of Schedule 14A, information with respect to Trustees whose successors are proposed to be elected at the Meeting will not be included in the Definitive Proxy Statement.

18.

Comment: The Staff notes that aggregate compensation information for Ms. Cogan under footnote two of the table under the subsection titled “Trustees’ Compensation” is missing, please provide the missing aggregate compensation information.

Response: The Trusts confirm that the missing information has been included.

19.

Comment: The Staff notes that in Section I, under the subsection titled “Required Vote”, disclosure includes the following: “The election of each Nominee must be approved by a vote of a plurality of the relevant Trust’s shares voted at the Meeting telephonically or by proxy.” Please explain what the term “plurality” means in the context of the voting standard for Proposal 1.

Response: In response to this comment, disclosure has been revised as follows (new language denoted by underline):

The election of each Nominee must be approved by a vote of a plurality of the relevant Trust’s shares voted at the Meeting telephonically or by proxy. A vote of a “plurality” of shares means that a Nominee would only need get more votes than a competing candidate to be elected to the relevant Trust’s Board. Assuming a quorum, since each of the Nominees is running unopposed, each Nominee effectively needs only one vote to be elected.

Proxy Statement—Section II

20.

Comment: In Section II, under the subsection titled “Operational and Administrative Efficiencies”, please replace the term “Trust” in the fifth bullet point with “Continuing Fund”. Additionally, please consider adding a reference to “investment strategies” in that same bullet point.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

The same investment professionals who are currently responsible for managing each Continuing Fund’s portfolios will continue to do so following the Transition, and each ~~Trust~~Continuing Fund will continue to have the same investment objective(s), investment strategies and policies following the Transition.

21.

Comment: In Section II, under the subsection titled “Description of the Current Investment Management Agreements”, the Staff notes that the footnotes to the tables included thereunder do not pertain to any information presented in the tables. Please relate each set of footnotes to the information in the tables or otherwise remove the footnotes.

Response: The footnotes to the above-referenced tables have been removed.

22.

Comment: As required by Item 22(c)(1)(iii), please provide the aggregate amount of investment advisory fees and any material payments made to the investment adviser over the last fiscal year in Section II, under the subsection titled “Compensation”.

Response: In response to this comment, disclosure has been added as follows, in addition to a related table associated with payments made by the AF Continuing Funds (new language denoted by underline):

The AF Continuing Funds made the below payments to AllianzGI U.S. in its capacity as administrator under the AF Continuing Funds’ current unitary fee arrangement during the prior fiscal year.

[…]

The MST Continuing Funds have not made any material payments other than those described above to AllianzGI U.S., or any affiliated person of AllianzGI U.S., during the last fiscal year.

23.

Comment: The Staff notes that advisory fee rate information under the current investment advisory agreement for AllianzGI Mid-Cap Value Fund in the table included under the subsection titled “Compensation” does not match such information found elsewhere in the Preliminary Proxy Statement. Please confirm that that Fund’s advisory fee rate, as presented in the table, is correct or otherwise revise to align with fee rate information provided elsewhere.

Response: The Trusts confirm that it has corrected the information presented in the above-referenced table as follows and that fee rate information for that Fund aligns throughout the Definitive Proxy Statement (new language denoted by underline and deleted language by ~~strikethrough~~):

AllianzGI Mid-Cap Value Fund	~~0.60~~0.55%

24.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements”, includes the following: “The description of the Proposed Investment Advisory Agreements below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix B.” The Staff notes that the disclosure in the above-referenced subsection should reflect the material terms of the relevant agreement. Please revise the above-referenced disclosure to make clear that the information presented in that subsection reflects the material terms of the relevant agreement without qualification.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

The description of the Proposed Investment Advisory Agreements below ~~is qualified in its entirety by reference to the actual~~describes the material terms of the form of agreement in Appendix B.

25.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Services”, enumerates certain of the contractual duties and responsibilities of Virtus under the Proposed Investment Advisory Agreements. Please disclose any of Virtus’ duties with respect to selection, oversight or termination of subadvisors and/or subadvisory relationships under the Proposed Investment Advisory Agreements.

Response: The Trusts respectfully note that the Proposed Investment Advisory Agreements do not expressly delineate or include provisions in respect of Virtus’ duties under the agreements pertaining to the selection, oversight or termination of subadvisors. For example, while the Proposed Investment Advisory Agreements provide that Virtus shall, at its own expense, implement an investment program from time to time to be managed by a subadvisor, the agreements do not dictate concrete duties with respect to the selection, oversight or termination of subadvisors. Accordingly, the Trusts believe that the current disclosure is accurate and substantively complete.

26.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Services”, enumerates items or services to be furnished by Virtus at its own expense under the Proposed Investment Advisory Agreements. The Staff further notes that the third bullet is inapposite because it relates to only items or services Virtus need not provide or furnish at its own expense. Please consider moving the third bullet out of the enumerated list or removing it.

Response: In response to this comment, the above-referenced disclosure has been removed in its entirety.

27.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Compensation”, contains the following: “These rates mirror the investment management/advisory rates described above under the Current IMAs.” The Staff further notes that the associated table contains information pertaining to AllianzGI Income & Growth Fund that does not mirror the fee rate described elsewhere in the Preliminary Proxy Statement. If the management/advisory rate is not identical, please revise the above-referenced disclosure accordingly and provide comparative fee information required by Item 22(c)(9) of Schedule 14A.

Response: The Trusts confirm that the management/advisory fee rate information for those Funds mirrors the rates described elsewhere. The Trusts further confirm that the information in the above-referenced table has been revised accordingly, so that the rates shown for AllianzGI Income & Growth Fund are identical throughout the filing.

28.

Comment: As applicable, please disclose the amount of any fees paid by the Continuing Funds to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund, as required by Item 22(c)(14) of Schedule 14A.

Response: The Trusts respectfully note that disclosure responsive to Item 22(c)(14) has been included, as detailed in the Trusts’ response to Comment 22.

29.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Fees and Expenses” includes the following: “The fees payable under the Proposed Investment Advisory Agreement, when added to the administration fee, are expected to result in most of the series of Allianz Funds having lower total expenses before fee waivers or expense reimbursements paid by Shareholders than under the Current IMA, as indicated in the tables.” Please list those Continuing Funds whose expenses are expected to increase under the Proposed Investment Advisory Agreements before fee waivers and reimbursements.

Response: In response to this comment, the following disclosure (and a related table) will be included in the Definitive Proxy Statement (new language denoted by underline):

The following table shows the share class or classes of certain Continuing Funds that are expected to have higher total annual fund operating expenses (not including contractual limitations on expenses) under the Proposed Investment Advisory Agreement.

30.

Comment: The Staff notes that disclosure in Section II, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Fees and Expenses”, provides that Virtus has agreed to contractually limit each Continuing Fund’s expenses for two years from the date the Proposed Investment Advisory Agreements are effective, so that each Continuing Fund’s net total expenses do not exceed the Continuing Fund’s net total expenses immediately before such effectiveness. Please disclose whether Virtus will be able to recoup expenses and the terms of any such recoupment.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline):

Virtus has also agreed to continue to contractually limit each Continuing Fund’s expenses for two years from the date the Proposed Investment Advisory Agreement is effective, so that each Continuing Fund’s net total expenses do not exceed the Continuing Fund’s net total expenses immediately before such effectiveness. Under such contractual limitations, the Manager may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. The contractual limitations are terminable by each Trust or by mutual agreement of the parties.

31.

Comment: With respect to Factor 18 under the subsection related to the Boards’ consideration of the Proposed Investment Advisory Agreements in Section II, please confirm that there are not any other interests required to be disclosed pursuant to Item 5(a) of Schedule 14A.

Response: The Trusts confirm that there are not any other interests that merit inclusion. The Trusts respectfully note that the Definitive Proxy Statement includes broader discussion of the financial arrangements between Virtus and AllianzGI U.S. leading up to and following the consummation of the Transition.

32.

Comment: The Staff notes disclosure under the subsection related to the Boards’ consideration of the Proposed Investment Advisory Agreements pertaining to a commitment from Virtus and AllianzGI U.S. that they will refrain from imposing or seeking to impose any “unfair burden” within the meaning of Section 15(f) of the 1940 Act. So that shareholders are adequately informed of Section 15(f) of the 1940 Act, please include disclosure regarding the Section 15(f) representation and commitment, including the requirement that 75% of the Trustees must not be “interested persons” (as defined in Section 2(a)(19) of the 1940 Act), along with a general explanation of Section 15(f).

Response: In response to this comment, the following disclosure will be included in the Definitive Proxy Statement in a subsection following the above-referenced section (new language denoted by underline):

Conditions under the 1940 Act

Section 15(f) of the 1940 Act, in pertinent part, provides a safe harbor for the receipt by an investment adviser or any of its affiliated persons of any amount or benefit in connection with certain transactions, such as the Transition, as long as two conditions are satisfied.

The first condition requires that no “unfair burden” be imposed on the Continuing Funds as a result of the Transition, or as a result of any express or implied terms, conditions or understandings applicable to the Transition. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after effectiveness of the Investment Advisory Agreements whereby the investment adviser (or predecessor or successor investment adviser), or any interested person of any such investment adviser, receives or is entitled to receive any compensation, directly or indirectly, from such investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of such investment company (other than bona fide ordinary compensation as principal underwriter).

The second condition requires that, during the three-year period immediately following the Closing, at least 75% of the Trustees must not be “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of AllianzGI U.S. or Virtus.

Additionally, as part of their the strategic partnership, AllianzGI U.S. and Virtus have agreed to undertake such actions to comply with and cause each Continuing Fund to comply with the certain relevant provisions of Section 15(f). The Definitive Proxy Statement has been updated to reflect this undertaking.

Proxy Statement—Section III

33.

Comment: The Staff notes that disclosure in Section III, under the “Overview” subsection, includes the following: “The Subadvisory Agreements will be substantially similar in form. Common elements between the Subadvisory Agreements are discussed in the below description while elements specific to the AllianzGI U.S. Subadvisory Agreement are discussed in Section III.A. and elements specific to the Virtus Value Equity Subadviser Subadvisory Agreement are discussed in Section III.B.” The Staff further notes that no substantive differences are described in Section III. Please revise disclosure, as necessary, to more accurately reflect that there are not any substantive differences between the Subadvisory Agreements.

Response: The above-referenced disclosure will be revised in response to this comment as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

The Subadvisory Agreements ~~will be substantially similar~~are identical in form. ~~Common~~The common elements between the Subadvisory Agreements are discussed in the below description while ~~elements specific to the AllianzGI U.S. Subadvisory Agreement are discussed in~~ Section III.A. and ~~elements~~Section III.B include specific ~~to~~information about each of AllianzGI U.S. and the Virtus Value Equity Subadviser ~~Subadvisory Agreement are discussed in Section III.B~~, respectively.

34.

Comment: The Staff notes that disclosure in Section III, under the section titled “Description of the Proposed New Subadvisory Agreements—Services”, currently states that the Subadvisory Agreements are attached as Appendix E. The Staff further notes that Appendix E contains only one form of subadvisory agreement. If there is only one form of subadvisory agreement, please revise this and related disclosure.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Under the Subadvisory Agreements, a form of which ~~are~~is attached to this Proxy Statement as Appendix E, the Subadvisers would be obligated, subject always to the direction and oversight of the Boards of Trustees and Virtus, to furnish continuously an investment program for the Continuing Funds’ portfolios.

The Trusts supplementally confirm that there are not two substantively different agreements and therefore need not include disclosure regarding any material differences.

35.

Comment: Under Section III, please include disclosure regarding (i) the term, termination and amendment provisions and (ii) liability provisions of the Proposed New Subadvisory Agreements, as required by Item 22(c)(8) of Schedule 14A.

Response: In response to this comment, the Trusts have included new disclosure in Section III, under the subsection titled “Description of the Proposed New Subadvisory Agreements with each of AllianzGI U.S. and the Virtus Value Equity Subadviser”, that discusses the term, termination and amendment provisions, as well as the liability provisions, of the Proposed New Subadvisory Agreements.

36.	Comment: In the “Description of the Proposed New Subadvisory Agreements—Fees” subsection of Section III, the current disclosure around subadvisory fees reads:

“…Virtus will pay a subadvisory fee to each Subadviser at the rate of 50% of the net advisory fee paid by the applicable Fund to Virtus. For this purpose, the “net advisory fee” is the advisory fee paid to Virtus, based on the Fund’s average daily net assets, after accounting for any applicable fee waiver and/or expense limitation agreement, which does not include reimbursement of Virtus for any expenses or recapture of prior waivers (emphasis added).

Please clarify whether any amount Virtus recoups will result in any adjustment to the subadvisory fees paid to a subadviser. Please consider revising the relevant disclosure for clarity.

Response: The Trusts note that Any reimbursement of expenses or recapture of prior waivers would be shared equally between the adviser and subadviser under the fee terms of the subadvisory agreement. In order to provide further clarity, the following language has been added (new language denoted by underline):

For this purpose, the “net advisory fee” is the advisory fee paid to Virtus, based on the Fund’s average daily net assets, after accounting for any applicable fee waiver and/or expense limitation agreement, which does not include reimbursement of Virtus for any expenses or recapture of prior waivers. Thus, the amount of any recoupment or recapture of prior waivers would have the effect of being shared equally between Virtus and the Subadviser.

37.

Comment: The Staff notes that disclosure under Section III includes the following: “As part of the strategic partnership, Virtus has agreed to not recommend termination of the Subadvisory Agreements for certain Funds whenever the Subadvisory Agreements are next considered for renewal or approval except to the extent required by applicable law or its fiduciary duties.” Please disclose how long Virtus’ obligation to not recommend termination of the Subadvisory Agreements will remain in force.

Response: The Trusts confirm that there is no definitive term to Virtus’ obligation. Accordingly, the Trusts respectfully submit that the current disclosure is accurate and substantively complete.

38.

Comment: Please consider stating, in the “Required Vote” subsection of Section III that the effectiveness of the Subadvisory Agreements with regard to any Continuing Fund is contingent upon (i) approval by shareholders of that Continuing Fund of Proposal 2 and (ii) the consummation of the Closing.

Response: The above-referenced disclosure has been revised in response to this Comment as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

The approval of this Proposal with respect to a Continuing Fund is not contingent upon the approval of the Proposal with respect to any other Fund. ~~Furthermore, if the Shareholders of some Funds do not approve Proposals 2 and 3~~The Closing of the Transition is dependent on the mutual agreement of Virtus and AllianzGI U.S. to proceed with their strategic partnership and transition operational control of the Continuing Funds. This Proposal will not move forward if Virtus and AllianzGI U.S. do not proceed with the Closing of the Transition. Proposals for the approval of new investment advisory and subadvisory agreements (Proposals 2 and 3) are contingent on one another. Approval of the new investment advisory agreement is dependent on approval of the new subadvisory agreement and vice versa, neither Proposal will proceed without approval of the other. There may be circumstances where a Fund does not reach a quorum or a sufficient number of votes to approve a Proposal, but AllianzGI U.S. and Virtus nevertheless proceed to Closing~~, AllianzGI U.S. will continue to be contractually obligated to act as investment adviser and provide services under the existing arrangements and the Trustees will~~. In the absence of Shareholder approval of the new investment advisory and subadvisory agreements for one or more Continuing Funds, there would be no automatic change to existing contractual arrangements; however, the Trustees (either acting of their own accord or responding to action taken or a proposal by AllianzGI U.S. and/or Virtus) may take such further action as they may deem to be in the best interests of the Shareholders of the relevant Funds ~~for which the votes failed~~, with one possible outcome being the liquidation and termination of those Funds.

39.

Comment: The Staff notes that disclosure in the “Certain Trustees and Officers of the Funds” subsection of Section III contains conflicting disclosure related to whether directors or members of the Virtus Value Equity Subadviser are Trustees or officers of the Funds. Please revise current disclosure to reconcile the apparent inconsistency.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (deleted language denoted by ~~strikethrough~~):

Certain Trustees and Officers of the Funds. ~~The following table lists the names of each Trustee and officer of the Funds who is also an employee or officer of the Virtus Value Equity Subadviser.~~ There are no directors or members of the Virtus Value Equity Subadviser who are Trustees or officers of the Funds.

Proxy Statement—Section IV

40.

Comment: The Staff notes that in Section IV, under the subsection titled “SEC Exemptive Order”, disclosure in the last paragraph of that subsection includes the following: “Although shareholder approval would not be required for Virtus to terminate subadvisory agreements under the expanded relief shareholders of an affected fund have the right to terminate subadvisory agreements for the fund at any time by a vote of a majority of the outstanding voting securities of the fund, and this right of shareholders will not be affected by any of the provisions in the expanded relief.” (emphasis added.) Please clarify to what “expanded relief” refers.

Response: In response to this comment, clarifying changes will be made to the above-referenced disclosure as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Although shareholder approval would not be required for Virtus to terminate subadvisory agreements ~~under~~in reliance on the ~~expanded~~ relief, shareholders of an affected fund have the right to terminate subadvisory agreements for the fund at any time by a vote of a majority of the outstanding voting securities of the fund, and this right of shareholders will not be affected by any of the provisions in the ~~expanded~~ relief.

41.

Comment: In Section IV, under the subsections titled “The Manager of Managers Proposal—SEC Exemptive Order” and “—Related No-Action Relief”, in order to avoid potential reader confusion and in order to streamline the disclosure, please: (i) combine the discussions in the above-referenced subsections and carve out discretion with respect to partially owned sub-advisers if the no-action relief is partially rescinded; and (ii) revise the “—Related No-Action Relief” subsection and the discussion under subparagraph (c) of that section related to certain permitted actions under the no-action relief.

Response: The Trusts respectfully note that the separate treatment of the SEC Exemptive Order and No-Action Relief is helpful to shareholders by providing a useful distinction between exemptive and no-action relief. Therefore, with respect to the first portion of the Staff’s first request, the Trusts respectfully decline to combine those distinct discussions. However, the Trusts will revise current disclosure as follows to address the second portion of the Staff’s first request and the Staff’s second request (new language denoted by underline and deleted language by ~~strikethrough~~):

Related No-Action Relief

[…]

If this proposal is approved by shareholders, Virtus and the Trusts generally intend to rely on the No-Action Relief and to comply with its conditions which are summarized below. If, however, after this proposal is approved by shareholders the No-Action Relief is rescinded, Virtus and the Trusts intend to rely on the Virtus Exemptive Order and to comply with its conditions ~~which are also summarized below~~.

[…]

For a Continuing Fund to rely upon the No-Action Relief, it must comply with certain conditions ~~as summarized below.~~, which are generally aligned with, and no broader than, the conditions imposed under the Virtus Exemptive Order, except that the No-Action Relief requires boards of relying funds to evaluate material conflicts that may be present in a proposed subadvisory arrangement.

~~Before the Continuing Fund may rely on the No-Action Relief, its use must be approved by a majority vote of the Continuing Fund’s shareholders (as defined in the 1940 Act), and the Continuing Fund must disclose in its prospectus that it relies on such relief, and that Virtus has the ultimate responsibility, subject to oversight by the Board, to oversee and recommend the hiring, termination and replacement of subadvisers.~~

~~Virtus will continue to have overall supervisory responsibility for the general management and investment of the Continuing Fund’s assets. Subject to the Board’s review and approval, Virtus will set the Continuing Fund’s investment strategies; evaluate, select and recommend subadvisers to the Continuing Fund; and implement procedures reasonably designed to ensure subadvisers comply with the Continuing Fund’s investment objective, policies and restrictions. Virtus will also monitor and evaluate the performance of subadvisers, and inform shareholders of the hiring of a new subadviser within 90 days of such hiring. The Continuing Fund may not, however, enter into a new or amended subadvisory agreement with any subadviser that results in an increase in the Continuing Fund’s advisory fee without first receiving shareholder approval.~~

~~At least a majority of the Board will be Independent Trustees at all times, and independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection and nomination of new or additional Independent Trustees, and the selection of independent legal counsel, will be within the discretion of the then-existing Independent Trustees.~~

~~When a subadviser is hired or terminated, Virtus must provide the Board with information about its profitability with respect to the Continuing Fund. In addition, when a subadviser change is proposed for a Continuing Fund in reliance on the~~

~~expanded relief, the Board will evaluate any material conflicts that may be present in the proposed subadvisory arrangement and make a separate finding that (i) the change is in the best interests of the Continuing Fund and its shareholders, and (ii) the change does not involve a conflict of interest from which Virtus or the subadviser receives an inappropriate advantage.~~

~~Lastly, if the SEC adopts a rule under the 1940 Act that provides substantially similar relief that the expanded relief provides, the expanded relief will expire on the effective date of that rule.~~

42.

Comment: The Staff notes that in Section IV, under the subsection titled “The Manager of Managers Proposal—Related No-Action Relief”, disclosure in the last paragraph of that subsection includes another reference to “expanded relief”, as likewise noted in Comment 40. Please clarify to what “expanded relief” refers.

Response: The Trust notes that the above-related reference to “expanded relief” has been deleted in connection with the revisions made by the Trusts in response to Comment 41.

43.

Comment: In Section IV, under the subsection titled “Required Vote and Recommendation”, please consider providing the dates and times by which proxies must be received to be counted for purposes of the Meeting.

Response: In response to this comment, the following will be added at the end of the above-referenced subsection, as well as at the end of other similar sections in the Definitive Proxy Statement (new language denoted by underline):

Shareholders will have the opportunity to vote both in advance of and during the Meeting.

44.	Comment: Please disclose in the “Required Vote” subsections of each of Sections I, II, III, and IV the effect of abstentions and broker non-votes.

Response: The Trusts note that disclosure regarding the effect of abstentions and broker non-votes has been added at the end of the above-referenced subsection (in each of Sections I through IV) in response to this comment.

Proxy Statement—Section VII

45.

Comment: In Section VII, under the “Solicitation of Proxies” subsection, please disclose whether Broadridge Financial Solutions, Inc. will be soliciting proxies in connection with the Meeting. In addition, under this same subsection, please state whether costs will be borne equally by AllianzGI U.S. and Virtus regardless of whether the Closing occurs.

Response: In response to the first part of the Staff’s comment, disclosure in the above-referenced subsection will be revised as follows (new language denoted by underline):

The solicitation of proxies by personal interview, mail and telephone may be made by Broadridge, officers and Trustees of each Trust and officers and employees of AllianzGI U.S., its affiliates and other representatives of the Trusts. The Trusts have retained Broadridge to serve as tabulator of proxies and this cost as well as the legal, audit and other costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) are anticipated to be approximately $2,000,000 and will be borne (i) 50% by AllianzGI U.S. and (ii) 50% by Virtus.

In response to the second part of the Staff’s comment, the Trusts supplementally confirm that the costs will be borne equally regarding of whether the Closing occurs.

46.	Comment: Under the “—Methods of Voting” subsection of Section VII, please include instructions regarding how shareholders may vote at the virtual meeting.

Response: In addition to revisions to disclosure made elsewhere in the Definitive Proxy Statement in connection with Comment 2, in response to this comment, the Trusts will include the following disclosure at the end of the above-referenced subsection (new language denoted by underline):

By Virtual Attendance at the Meeting: Shareholders of record on September 10, 2020 may participate in the Meeting virtually by first visiting the following website and following the registration and participation instructions contained therein: https://www.viewproxy.com/allianzfunds/broadridgevsm/. To attend and vote at the Meeting, Shareholders will be directed to vote at www.proxyvote.com. Please have the control number located on your proxy card or voting information form available. Beneficial owners holding their shares in the name of a brokerage firm, bank, nominee or other institution (“street name”) who wish to attend and/or vote at the combined special meeting must obtain a legal proxy from their brokerage firm, bank nominee or should complete the registration process at least three days in advance of the combined special meeting to ensure that all documentation and verifications are in order. Beneficial owners holding shares in street name must provide a legal proxy from their brokerage firm, bank, nominee or other institution in order to attend and vote at the Meeting.

Appendices

47.

Comment: Because shareholders are being asked to approve the Proposed Investment Advisory Agreements, where the overall level of fees ultimately borne by the Continuing Funds will be subject to certain contractual expense limitation arrangements, please add the proposed expense limitation agreement(s) as an appendix to the Definitive Proxy Statement.

Response: The Trusts confirm that all relevant information related to contractual expense limitation arrangements is included in the proxy statement, both throughout Section II—Approval of the Proposed Investment Advisory Agreements and in Appendix C (“Comparison of Current Expenses and Pro Forma Expenses of the Trusts Under the Virtus Expense Structure”). The Trusts believe that there is no additional benefit to shareholders to include the form agreements as an Appendix in an already lengthy Definitive Proxy Statement and therefore respectfully declines to make this addition. In addition, the Trusts respectfully note that shareholders are not being asked to approve the form of the agreements and therefore would potentially be confused by additional agreements. The Trusts note further that the disclosure in the Definitive Proxy Statement itself (and its appendices) sufficiently describes the undertakings of Virtus for two years.

48.

Comment: Please change the title of Appendix C (“Pro Forma Expenses of the Trusts Under the Virtus Expense Structure”) to reflect that the tables therein reflect figures under the current investment management/advisory agreements.

Response: In response to this comment, the title of Appendix C has been changed to “Comparison of Current Expenses and Proposed Pro Forma Expenses of the Trusts Under the Virtus Expense Structure”.

49.

Comment: For each Continuing Fund for which Virtus will enter into an expense limitation agreement, please add disclosure in Appendix C regarding any applicable fee waivers or expense limitations, including, if applicable, the recoupment of any amounts waived or reimbursed.

Response: In response to this comment, disclosure has been included in existing footnotes to the Annual Fund Operating Expenses tables of applicable Continuing Funds.

50.

Comment: The Staff notes that the expense limitation agreements between certain of the Continuing Funds and Virtus will be effective for two years from the date of the Closing. Please revise disclosure related to the Expense Examples tables and expense example figures accordingly to reflect a two-year expense limitation.

Response: The Trusts believe that the following revisions to the introductory language to the Expense Examples tables sufficiently clarify the nature and scope of the information provided in the Expense Examples tables (new language denoted by underline):

The Current IMA Examples are based, for the first year, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses. The Proposed IAA Examples are based, for the first two years, on Total Annual Fund Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Fund Operating Expenses.

51.

Comment: The Staff notes that, in Appendix C, the Total Annual Fund Operating Expenses for each of AllianzGI Global Small-Cap Fund and AllianzGI Health Sciences Fund is “None”. Please revise each Fund’s total annual fund operating expenses.

Response: The total annual fund operating expenses for each of the Funds in question have been revised to reflect the correct figures.

52.

Comment: The Staff notes that certain tables in Appendix C indicate that certain information is not applicable or unavailable by using “None”, while other tables instead use a hyphen. For the applicable tables, please consider using a consistent convention to indicate that information is not provided or inapplicable for the purpose of uniformity.

Response: The Trusts confirm that consistent conventions will be used throughout Appendix C.

53.

Comment: The Staff notes that the Annual Fund Operating Expenses table for AllianzGI Technology Fund erroneously lists the “Total Annual Fund Operating Expenses” figures in the “TA Fee” line. Please revise that Fund’s table to resolve this error.

Response: The Trusts confirm that this change has been made.

54.

Comment: With respect to footnote three to the Annual Fund Operating Expenses tables in Appendix C, please supplementally advise (i) whether such disclosure reflects the terms of the executed expense limitation agreement, (ii) whether AllianzGI U.S. has recouped expenses under the expense limitation agreement to which this disclosure related and (iii) whether AllianzGI U.S. will have the right after the Closing to recoup fees or expenses waived or reimbursed prior to the Closing.

Response: The Trusts confirm supplementally that the disclosure in footnote three to the Allianz Funds Multi-Strategy Trust expense tables reflects the terms of an executed expense limitation agreement between AllianzGI U.S. and the Trust on behalf of its funds. The Trusts note that the expense limitation agreement does not use the term “irrevocably”. The term “irrevocably” was included in the footnote to underscore the contractual nature of the waiver and that AllianzGI U.S. cannot unilaterally revoke it. The Trusts note that the term “irrevocably” has been used historically by the Allianz Multi-Strategy Trust to describe expense limitation arrangements, but the Trust will consider revisions to this disclosure during its upcoming annual update. In addition, AllianzGI U.S. has recouped expenses under the current expense limitation agreement in the last fiscal year and, to the extent that there are any expense reimbursement amounts that are owed to AllianzGI U.S. but received by Virtus after the Transition, Virtus intends to pay those amounts back to AllianzGI U.S.

55.

Comment: With respect to the “Other Expenses” figures in AllianzGI Core Plus Bond Fund’s Annual Fund Operating Expenses table, please supplementally explain why such expenses are high on an absolute basis.

Response: The Trust can confirm that the “Other Expenses” of the Institutional Class shares before application of the expense waiver are abnormally high due primarily to the small size of the Institutional Class shares and the application of sub-transfer agency expenses thereto.

56.

Comment: With respect to the “Other Expenses” figures in AllianzGI Global Allocation Fund’s pro forma Annual Fund Operating Expenses table, please supplementally explain why such expenses are comparatively high.

Response: The Trust can confirm that the differences in the Current IMA and Proposed IAA “Other Expenses” figures are due to the fact that the Proposed IAA values are based on forward looking estimates and may account for certain potential changes under the Transition that are not included in the Current IMA assumptions.

57.

Comment: With respect to the “Other Expenses” figures in AllianzGI Global Dynamic Allocation Fund’s pro forma Annual Fund Operating Expenses table, please supplementally explain why such expenses are comparatively high.

Response: The Trust can confirm that the differences in the Current IMA and Proposed IAA “Other Expenses” figures are due to the fact that the Proposed IAA values are based on forward looking estimates and may account for certain potential changes under the Transition that are not included in the Current IMA assumptions.

Proxy Cards

58.	Comment: Please include instructions on each proxy card on how to vote and attend the Meeting virtually.

Response: The Trusts confirm that the requested changes have been made. The revised proxy card disclosure contains in substance the same registration, attendance and voting instructions as provided in response to Comment 3.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Benjamin J.G. Ruano, Esq.